Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis

May 14, 2025
This Management's Discussion and Analysis (MD&A) of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2025, dated May 14, 2025, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2025, and the MD&A and audited consolidated financial statements and related notes included in our 2024 Annual Report filed on February 24, 2025.

Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2025, are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board. We continue to apply the same accounting policies as those used in 2024. Amendments to accounting standards adopted in the quarter and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2025 (incorporated herein by reference), did not have a material impact on the Company's consolidated financial statements or accounting policies. All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the Q1 2025 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Management’s Discussion and Analysis March 31, 2025	M-1	Stantec Inc.

Business Model
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. Our strategy is guided by our vision: the success of our clients, communities, and people worldwide is our greatest ambition. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The Stantec community unites approximately 32,000 employees working in over 450 locations across 6 continents. Please see page M-2 of Stantec’s 2024 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2025 and 2024
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
Canada
Morrison Hershfield Group Inc. (Morrison Hershfield)	February 2024	Markham, Ontario	950	●	●	●	●
United States
Morrison Hershfield	February 2024	Atlanta, Georgia	200	●		●	●
Global
ZETCON Ingenieure GmbH (ZETCON)	January 2024	Bochum, Germany	645	●
Hydrock Holdings Limited (Hydrock)	April 2024	Bristol, England	950	●		●		●

Management’s Discussion and Analysis March 31, 2025	M-2	Stantec Inc.

Q1 2025 Financial Highlights

	For the quarter ended March 31,
	2025		2024
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,923.6	123.9%	1,721.4	125.6%
Net revenue	1,553.0	100.0%	1,370.1	100.0%
Direct payroll costs	709.5	45.7%	627.6	45.8%
Project margin	843.5	54.3%	742.5	54.2%
Administrative and marketing expenses (note 1)	612.0	39.4%	545.9	39.8%
Depreciation of property and equipment	17.6	1.1%	15.8	1.2%
Depreciation of lease assets	32.2	2.1%	31.5	2.3%
Amortization of intangible assets	28.7	1.8%	31.0	2.3%
Net interest expense and other net finance expense	21.4	1.4%	24.2	1.8%
Other expense (income)	1.6	0.2%	(5.3)	(0.4%)
Income taxes (note 1)	29.9	1.9%	22.3	1.6%
Net income (note 1)	100.1	6.4%	77.1	5.6%
Basic and diluted earnings per share (EPS) (note 1)	0.88	n/m	0.68	n/m
Adjusted EBITDA (note 2)	252.3	16.2%	211.9	15.5%
Adjusted net income (note 2)	132.8	8.6%	103.0	7.5%
Adjusted EPS (note 2)	1.16	n/m	0.90	n/m
Dividends declared per common share	0.225	n/m	0.210	n/m
note 1: Results for the quarter ended March 31, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section for further details.
note 2: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section).
n/m = not meaningful

We delivered strong first quarter earnings, driven by solid net revenue growth and operational performance and achieved diluted earnings per share of $0.88 and adjusted earnings per share of $1.16.
•Net revenue increased 13.3% or $182.9 million, to $1.6 billion, primarily driven by 5.9% organic growth and 3.2% acquisition growth, as well as from the positive impact of foreign exchange. We achieved organic growth in all of our regional and business operating units, most notably in Canada with double-digit organic growth.
•Project margin increased 13.6% or $101.0 million, to $843.5 million. As a percentage of net revenue, project margin increased by 10 basis points to 54.3%, reflecting solid project execution.
•Adjusted EBITDA increased 19.1% or $40.4 million, to $252.3 million. Adjusted EBITDA margin was 16.2%, an increase of 70 basis points compared to Q1 2024. The quarter-over-quarter change in margin primarily reflects consistent project margins and lower administrative and marketing expenses as a percentage of net revenue, due in part to lower share-based compensation costs and discretionary spending.
•Net income increased 29.8% or $23.0 million, to $100.1 million, and diluted EPS increased 29.4%, or $0.20, to $0.88, mainly due to strong net revenue growth and overall lower costs as a percentage of net revenue.
•Adjusted net income grew 28.9% or $29.8 million, to $132.8 million, achieving 8.6% of net revenue—an increase of 110 basis points. Adjusted EPS increased 28.9% or $0.26, to $1.16.

Management’s Discussion and Analysis March 31, 2025	M-3	Stantec Inc.

•Contract backlog increased to $7.9 billion at March 31, 2025, achieving 12.8% overall growth year over year, which includes 7.5% organic growth. Organic growth was achieved in all of our regional operating units. Contract backlog represents approximately 12 months of work.
•Operating cash flows increased $58.0 million or 135.8%, with cash inflows of $100.7 million, reflecting continued strong cash flow generation, growth and strong operational performance.
•DSO was 77 days, remaining within our target of 80 days.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at March 31, 2025 was 1.1x, remaining within our internal target range of 1.0x to 2.0x.
•On April 2, 2025, we entered into a definitive purchase agreement to acquire all the issued and outstanding membership interests of Page. Page is a 1,400-person architecture and engineering firm headquartered in Washington, DC that strategically complements our Buildings business and serves the advanced manufacturing, healthcare, mission critical, academic, civic, aviation, science and technology, and commercial markets.
•On April 8, 2025 we acquired Ryan Hanley, a 150-person engineering and environmental consultancy firm in Ireland, bolstering our offering in the Irish water sector.
•On May 14, 2025, our Board of Directors declared a dividend of $0.225 per share, payable on July 15, 2025, to shareholders of record on June 30, 2025.

Management’s Discussion and Analysis March 31, 2025	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2025	2024
Net income (note 1)	100.1	77.1
Add back (deduct):
Income taxes (note 1)	29.9	22.3
Net interest expense	21.0	24.0
Net (reversal) impairment of lease assets (note 2)	(0.1)	0.5
Depreciation and amortization	78.5	78.3
Unrealized loss (gain) on equity securities	8.7	(1.9)
Acquisition, integration, and restructuring costs (note 1,5,6)	14.2	11.6

Adjusted EBITDA	252.3	211.9

	For the quarter ended March 31,
(In millions of Canadian dollars, except per share amounts)	2025	2024
Net income (note 1)	100.1	77.1
Add back (deduct) after tax:
Net (reversal) impairment of lease assets (note 2)	(0.1)	0.3
Amortization of intangible assets related to acquisitions (note 3)	15.1	18.1
Unrealized loss (gain) on equity securities (note 4)	6.7	(1.5)
Acquisition, integration, and restructuring costs (note 1,5,6)	11.0	9.0

Adjusted net income	132.8	103.0
Weighted average number of shares outstanding - diluted	114,066,995	114,066,995
Adjusted earnings per share	1.16	0.90
See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: Results for the quarter ended March 31, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section for further details.
note 2: The net (reversal) impairment of lease assets includes onerous contracts associated with the impairment for the quarter ended March 31, 2025 of nil (2024 - $0.1). For the quarter ended March 31, 2025, this amount is net of tax of nil (2024 - $0.2).
note 3: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended March 31, 2025, this amount is net of tax of $4.5 (2024 - $5.3).
note 4: For the quarter ended March 31, 2025, this amount is net of tax of $2.0 (2024 - $(0.4)).
note 5: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended March 31, 2025, this amount is net of tax of $3.2 (2024 - $2.6).
note 6: Acquisition, integration, and restructuring cost include additional acquisition costs related to the change in accounting policy described in note 1 for the quarter ended March 31, 2025 of $0.9 (2024 - $3.0).

Management’s Discussion and Analysis March 31, 2025	M-5	Stantec Inc.

Financial Targets
We provided our annual targets for 2025 on page M-10 in our 2024 Annual Report (incorporated here by reference).

2025 Annual Range
Targets
Net revenue growth	7% to 10%
Adjusted EBITDA as % of net revenue (note)	16.7% to 17.3%
Adjusted net income as % of net revenue (note)	above 8.8%
Adjusted EPS growth (note)	16% to 19%
Adjusted ROIC (note)	above 12%
In setting our targets and guidance, we assumed an average value for the US dollar of $1.41, GBP of $1.80, and AU of $0.90. For all other underlying assumptions, see page M-21. These targets do not include any assumptions for additional acquisitions, including Page and Ryan Hanley, or the impact of revaluing our share-based compensation, as further described below.
note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section.

Outlook
While heightened levels of market uncertainty remain, as described in the Outlook section of our 2024 Annual Report (incorporated here by reference), we have not seen any meaningful impacts or causes to change our overall outlook and we reaffirm our guidance previously provided. Global trends continue to drive strong demand for our services, and our diversification of services across sectors and geographies creates resiliency within our operations.

We continue to expect to achieve net revenue growth of 7% to 10% in 2025, with net revenue organic growth in the mid- to high-single digits. Organic growth in both US and Canada is expected to be in the mid- to high-single digits, driven by continuing strong momentum as reflected in our record-high backlog between the two countries. Organic growth in Global is also expected to achieve mid to high single-digit growth driven by continued high levels of activity in our Water business under the ongoing Asset Management Program and frameworks and positive demand fundamentals in other Global business units.

We continue to anticipate adjusted EBITDA margin will be in the range of 16.7% to 17.3%, reflecting strong project margins driven by solid project execution and continued discipline and enhanced strategies in the management of administration and marketing costs. These strategies include the use of our high value centers, optimizing digital strategies, and increased efficiencies from improving scale in certain geographies. We expect adjusted EBITDA margin in Q2 and Q3 2025 to be near or above the high end of this range because of increased seasonal activities in the northern hemisphere, offset by lower expected margins in Q4 of 2025 due to seasonal effects.

Overall, we expect to drive adjusted net income to a margin of greater than 8.8% of net revenue and to deliver 16% to 19% growth in adjusted EPS in comparison to 2024.

The above targets do not include any assumptions for additional acquisitions, including Page and Ryan Hanley, or the impact from share price movements subsequent to December 31, 2024 and the relative total shareholder return components on our share-based compensation programs.

Management’s Discussion and Analysis March 31, 2025	M-6	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in Q1 2025.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

In Q1 2025, we delivered an overall 13.3% increase in net revenue compared to Q1 2024. Net revenue growth reflects solid performance in all of our geographies and business operating units, contributions from our acquisitions of Morrison Hershfield and Hydrock, and positive foreign exchange impacts. Public infrastructure spending and private investment continue to be key growth drivers in 2025, with increased project work in the water security and transportation sectors. Another key driver is the ongoing challenge to tackle climate change and resource security. The focus on Smart(ER) cities and buildings (which include the tenets of Equity and Resiliency), including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

We generate over 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $58.4 million positive impact on our net revenue results in Q1 2025 compared to Q1 2024:
•The US dollar averaged $1.35 in Q1 2024 and $1.44 in Q1 2025 —a 6.7% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.71 in Q1 2024 and $1.81 in Q1 2025—a 5.8% increase. The strengthening GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.89 in Q1 2024 and $0.90 in Q1 2025—a 1.1% increase. The strengthening AU dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment - Q1 2025
(In millions of Canadian dollars, except percentages)	Q1 2025	Q1 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	425.7	355.7	70.0	11.4	n/a	58.6	16.5%
United States	1,051.8	985.4	66.4	6.6	63.9	(4.1)	(0.4%)
Global	446.1	380.3	65.8	34.5	13.3	18.0	4.7%
Total	1,923.6	1,721.4	202.2	52.5	77.2	72.5
Percentage Growth			11.7%	3.0%	4.5%	4.2%

Management’s Discussion and Analysis March 31, 2025	M-7	Stantec Inc.

Net Revenue by Reportable Segment - Q1 2025
(In millions of Canadian dollars, except percentages)	Q1 2025	Q1 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	372.1	323.7	48.4	9.0	n/a	39.4	12.2%
United States	804.9	733.9	71.0	5.6	47.6	17.8	2.4%
Global	376.0	312.5	63.5	29.3	10.8	23.4	7.5%
Total	1,553.0	1,370.1	182.9	43.9	58.4	80.6
Percentage Growth			13.3%	3.2%	4.2%	5.9%

Gross Revenue by Business Operating Unit - Q1 2025
(In millions of Canadian dollars, except percentages)	Q1 2025	Q1 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	514.4	463.2	51.2	12.7	19.1	19.4	4.2%
Water	422.8	380.0	42.8	0.5	18.5	23.8	6.3%
Buildings	435.0	383.9	51.1	32.9	16.3	1.9	0.5%
Environmental Services	344.8	322.0	22.8	0.4	15.7	6.7	2.1%
Energy & Resources	206.6	172.3	34.3	6.0	7.6	20.7	12.0%
Total	1,923.6	1,721.4	202.2	52.5	77.2	72.5
Percentage Growth			11.7%	3.0%	4.5%	4.2%

Net Revenue by Business Operating Unit - Q1 2025
(In millions of Canadian dollars, except percentages)	Q1 2025	Q1 2024	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	426.6	377.2	49.4	9.8	14.9	24.7	6.5%
Water	338.1	301.3	36.8	0.4	14.2	22.2	7.4%
Buildings	348.2	290.7	57.5	29.2	11.6	16.7	5.7%
Environmental Services	264.6	248.4	16.2	0.4	11.4	4.4	1.8%
Energy & Resources	175.5	152.5	23.0	4.1	6.3	12.6	8.3%
Total	1,553.0	1,370.1	182.9	43.9	58.4	80.6
Percentage Growth			13.3%	3.2%	4.2%	5.9%

Canada
We achieved 15.0% net revenue growth in our Canadian operations, reflecting robust organic growth and acquisition growth. We delivered growth in all of our business operating units and particularly in our Water, Energy & Resources, and Infrastructure businesses. Continued momentum on wastewater solution projects contributed to 30% organic growth in Water and the ramp up of major power-intensive industrial processes projects drove over 20% organic growth in Energy & Resources. Double-digit organic growth in Infrastructure was spurred by transit and rail projects in eastern Canada, airport sector projects in Quebec, and land development projects in Alberta. Public sector investment in western Canada drove growth in Buildings, primarily in our healthcare and civic markets.

United States
Net revenue increased 9.7%, reflecting positive foreign exchange impacts and organic growth in line with expectations. Organic growth was primarily in our Buildings, Environmental Services, and Infrastructure business

Management’s Discussion and Analysis March 31, 2025	M-8	Stantec Inc.

operating units. Public and private investments across most of our sectors, particularly in healthcare, industrial, and science and technology, contributed to growth in Buildings. Growth in Environmental Services was primarily driven by our energy transition, mining and infrastructure sectors, as well as continuing work for a large utility provider. Momentum on major infrastructure projects continued to drive organic growth, particularly on transit and rail projects in the western US and roadway work in the eastern US.

Global
In our Global operations, we achieved net revenue growth of 20.3%, reflecting strong acquisition and organic growth, along with positive foreign exchange impacts. Our industry-leading Water business delivered 20% organic growth across the UK, New Zealand, and Australia through long-term framework agreements and public sector investment in water infrastructure. The ramp up of new projects in Chile and Peru drove growth in Energy & Resources as the growing need for energy-transition solutions continued to drive demand in mining for copper.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

Our contract backlog at March 31, 2025 stands at $7.9 billion, reflecting an increase of $108.0 million since December 31, 2024, and represents approximately 12 months of work. Backlog grew 1.3%, or $99.0 million, organically from December 31, 2024, driven by our Canada and US operations and particularly in our Infrastructure, Water, and Environmental Services business units. The retraction in Global primarily reflects the backlog burn rate related to high revenue activities in Water and Energy & Resources framework projects. As we transition from the AMP7 cycle to AMP8, we anticipate increases to our UK backlog beginning in Q2 2025.

Year over year, our backlog grew 12.8%, or $901.7 million, in total and organically by 7.5%, or $526.5 million, across each of our geographies.

(In millions of Canadian dollars, except percentages)	Mar 31, 2025	Dec 31, 2024	Total Change	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	1,753.1	1,687.1	66.0	n/a	66.0	3.9%
United States	4,802.1	4,722.6	79.5	(20.5)	100.0	2.1%
Global	1,376.7	1,414.2	(37.5)	29.5	(67.0)	(4.7)%
Total	7,931.9	7,823.9	108.0	9.0	99.0
Percentage Growth			1.4%	0.1%	1.3%

Major Project Awards
We continue to secure major projects across various sectors, demonstrating our expertise and commitment to delivering impactful solutions for clients. Our strategic partnerships facilitated growth and expansion across the regions we serve and led to a number of highly impactful opportunities.
Canada
Our Energy & Resources team was awarded engineering services for a $1.1 billion major upgrade at the Irving Pulp & Paper westside mill in Saint John, New Brunswick, one of largest investment projects in the Canadian forest products industry, that will significantly increase production of the facility. Our Infrastructure team won the Dundas Street East corridor redevelopment project in Mississauga, Ontario. The project includes the design and construction of dedicated median-running bus lanes for approximately eight stations, providing transit users with an efficient and safe service.

United States
Our Buildings team was awarded both the architecture and engineering contracts for the Sutter Health Los Banos Hospital and Medical Office Building in California, where we will provide a fully comprehensive and integrated suite of

Management’s Discussion and Analysis March 31, 2025	M-9	Stantec Inc.

design services for the project. Located on a greenfield site, the hospital will span nearly 150,000 square feet, and the 75,000-square-foot medical office building will include imaging, infusion, and lab services. In Wisconsin, our Infrastructure team was awarded work on the greater Kinnickinnic River Watershed that includes replacing the concrete channel with a naturalized channel and lowered floodplain and creating a flood storage detention basin, which will improve public safety, reduce flood risk, and promote resilience to weather events. Our Water team won a wastewater management project that will add 6.2 miles of deep tunnels, connecting seven municipalities in the Pittsburgh area. As part of a regional Clean Water Plan, the project will reduce wet weather overflows by approximately 7 billion gallons per year.

Global
In the Middle East, our Water team was awarded four new design and construction supervision projects including a sewage pumping station and expansive sewerage networks improvements; and our Buildings team was awarded the Mediclinic Parkview Hospital Expansion in Dubai, expanding our healthcare presence. Providing fully integrated architecture and engineering services, we will connect the new multi-story building with the existing hospital tower linking outpatient and surgical departments. For Silicon Box’s €3.2 billion advanced semiconductor packaging facility in Italy, our Environmental Services and Buildings teams will provide the feasibility study, design concept, permitting, and construction design. In Scotland, our Infrastructure team is supporting Glasgow City Council’s national strategy for a citywide 20mph rollout after an evaluation of nearly 6,000 streets.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2024 Annual Report (incorporated here by reference).

Project margin increased $101.0 million, or 13.6%, and as a percentage of net revenue, project margin increased to 54.3% from 54.2%. Net revenue growth driven by strong public and private investments contributed to project margin increases. As a percentage of net revenue, project margin remained in line with our expectations.

Project Margin by Reportable Segment
	Quarter Ended Mar 31,
	2025		2024
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	199.5	53.6%	172.3	53.2%
United States	443.7	55.1%	402.5	54.8%
Global	200.3	53.3%	167.7	53.7%
Total	843.5	54.3%	742.5	54.2%

Project Margin by Business Operating Unit
	Quarter Ended Mar 31,
	2025		2024
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	230.4	54.0%	200.3	53.1%
Water	182.3	53.9%	167.2	55.5%
Buildings	188.8	54.2%	160.1	55.1%
Environmental Services	148.6	56.2%	137.1	55.2%
Energy & Resources	93.4	53.2%	77.8	51.0%
Total	843.5	54.3%	742.5	54.2%

Management’s Discussion and Analysis March 31, 2025	M-10	Stantec Inc.

In Canada, project margin increased $27.2 million to $199.5 million. As a percentage of net revenue, project margin increased 40 basis points to 53.6%. Strong volume on higher margin work in Energy & Resources and solid project execution in Infrastructure contributed to project margin increases, partly offset by lower project margins in Buildings due to project mix.

In our US operations, project margin increased $41.2 million to $443.7 million. As a percentage of net revenue, project margin increased 30 basis points to 55.1%. Margin increases were primarily due to strong project execution, particularly in Infrastructure and Environmental Services, partly offset by the wind down of a major higher margin project in Water.

In our Global operations, project margin increased $32.6 million to $200.3 million. As a percentage of net revenue, project margin was 53.3%, a 40 basis point decrease compared to Q1 2024 due to the wind down of several higher margin projects in Buildings, partly offset by strong volume on higher margin work in Energy & Resources.

Administrative and Marketing Expenses
Administrative and marketing expenses increased $66.1 million in Q1 2025 compared to Q1 2024 and decreased as a percentage of net revenue by 40 basis points to 39.4%. The decrease as a percentage of net revenue was primarily due to lower share-based compensation costs and discretionary spending, partly offset by slightly higher provisions for claims estimates.

Amortization of Intangible Assets
Amortization of intangible assets decreased $2.3 million compared to Q1 2024. The decrease in intangible amortization was primarily due to lower backlog amortization associated with the acquisition of Environmental Systems Design, which was fully amortized in 2024.

Net Interest Expense and Other Net Finance Expense
Net interest expense and other net finance expense decreased $2.8 million compared to Q1 2024. This was primarily due to declining interest rates on our revolving credit and term loan facilities and lower net debt due to repayments of our notes payable and lower draws on our revolving credit facility relative to Q1 2024.

Other Expenses (Income)
Other expenses were $1.6 million in Q1 2025 compared to other income of $5.3 million in Q1 2024. Other expenses from our investments held for self-insured liabilities included a net loss of $1.4 million in Q1 2025 compared to a net gain of $5.9 million in Q1 2024.

Income Taxes
Our Q1 2025 effective income tax rate of 23.0% remained in line with our guidance and slightly higher than our annual effective tax rate of 22.3% in 2024.

Management’s Discussion and Analysis March 31, 2025	M-11	Stantec Inc.

Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2025	2024				2023
(In millions of Canadian dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenue	1,923.6	1,959.5	1,929.4	1,889.7	1,721.4	1,609.0	1,693.2	1,638.2
Net revenue	1,553.0	1,478.4	1,524.8	1,493.3	1,370.1	1,242.2	1,316.8	1,278.7
Net income	100.1	98.0	103.2	83.2	77.1	70.5	101.3	85.0
Diluted earnings per share	0.88	0.86	0.90	0.73	0.68	0.63	0.91	0.77
Adjusted net income (note)	132.8	126.2	147.9	127.2	103.0	91.4	126.7	109.4
Adjusted EPS (note)	1.16	1.11	1.30	1.12	0.90	0.82	1.14	0.99
note: Adjusted net income and adjusted EPS are non-IFRS measures further discussed in the Definitions section.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares.

The table below compares quarters, summarizing the impact of organic and acquisition growth and foreign exchange on net revenue:

	Q1 2025	Q4 2024	Q3 2024	Q2 2024
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Increase in net revenue due to
Organic growth	80.6	116.0	85.4	90.2
Acquisition growth	43.9	94.9	103.0	112.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	58.4	25.3	19.6	11.9
Total increase in net revenue	182.9	236.2	208.0	214.6

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue from Q1 2025 compared to Q1 2024 primarily reflects organic growth, net positive foreign exchange impacts, and acquisition growth from revenues contributed from acquisitions completed in the last twelve months. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis March 31, 2025	M-12	Stantec Inc.

Statements of Financial Position
The following table highlights the major changes to assets, liabilities, and equity since December 31, 2024:

(In millions of Canadian dollars)	Mar 31, 2025	Dec 31, 2024

Total current assets	2,528.9	2,549.0
Property and equipment	297.6	299.0
Lease assets	464.4	474.3
Goodwill	2,728.9	2,712.5
Intangible assets	419.6	427.0
Net employee defined benefit asset	78.2	75.0
Deferred tax assets	121.0	119.3
Other assets	300.2	300.0
Total assets	6,938.8	6,956.1

Current portion of long-term debt	176.0	175.0
Current portion of provisions	63.1	66.4
Current portion of lease liabilities	115.1	113.6
All other current liabilities	1,476.7	1,624.0

Total current liabilities	1,830.9	1,979.0
Lease liabilities	514.9	528.6
Long-term debt	1,231.3	1,208.5
Provisions	181.0	167.9
Net employee defined benefit liability	21.7	22.4
Deferred tax liabilities	62.6	63.6
Other liabilities	57.1	41.0
Equity	3,039.3	2,945.1
Total liabilities and equity	6,938.8	6,956.1
Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position increased due to the strengthening of the British pound and Australian dollar relative to the Canadian dollar, partly offset by the slight weakening of the US dollar relative to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

Decreases to long-term assets include depreciation and amortization expenses related to lease assets and intangible assets, partly offset by respective additions.

Increases to long-term liabilities include an increase to total long-term debt of $23.8 million due primarily to higher draws on the revolving credit facility, higher provisions for claims and self-insured liabilities, and higher accrued obligations for cash-settled share-based compensation included in other liabilities. Partly offsetting these increases are lower notes payable from repayments made and lease liabilities due to lease payments made partly offset by additions, modifications, and interest accretion.

Management’s Discussion and Analysis March 31, 2025	M-13	Stantec Inc.

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at March 31, 2025, compared to December 31, 2024:

(In millions of Canadian dollars, except ratios)	Mar 31, 2025	Dec 31, 2024
Current assets	2,528.9	2,549.0
Current liabilities	1,830.9	1,979.0
Working capital (note)	698.0	570.0
Current ratio (note)	1.38	1.29
note: See the Definitions section for our discussion of supplementary financial measures used.

The carrying amounts of assets and liabilities for our US operations and other global subsidiaries on our consolidated statements of financial position increased due to the strengthening of the British pound and Australian dollar relative to the Canadian dollar, partly offset by the slight weakening of the US dollar relative to the Canadian dollar.

Current assets decreased due to a collective decrease of $53.5 million in trade and other receivables, unbilled receivables, and contract assets from strong collection efforts in the quarter, particularly in our Canadian operations. These decreases were partly offset by increases in cash and deposits of $25.5 million (explained in the Cash Flows section) and higher subscription renewal fees for certain cloud-based software solutions contributed to higher prepaid expenses.

Our DSO, defined in the Definitions section, of 77 days at March 31, 2025, remains within our stated internal guidelines and consistent with December 31, 2024 and 2 days lower than our results at March 31, 2024.

The decrease in current liabilities was primarily related to the decrease in trade and other payables, due to the timing of the annual employee short-term incentive awards payment and supplier payments.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Mar 31,
(In millions of Canadian dollars)	2025	2024	Change
Cash flows from operating activities (note)	100.7	42.7	58.0
Cash flows used in investing activities	(21.6)	(408.1)	386.5
Cash flows (used in) from financing activities (note)	(53.8)	208.4	(262.2)
note: Cash flows from operating activities and cash flows (used in) from financing activities for the quarter ended March 31, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section for further details.

Cash Flows From Operating Activities
Cash flows from operating activities were $100.7 million, which increased $58.0 million or 135.8% compared to Q1 2024. The cash flow increase was due to strong revenue growth and operational performance, amplified by strong collection efforts. Partly offsetting the increase is higher tax installments paid.

Management’s Discussion and Analysis March 31, 2025	M-14	Stantec Inc.

Cash Flows Used in Investing Activities
Cash flows used in investing activities were $21.6 million compared to $408.1 million in Q1 2024. This was primarily due to net cash used to fund our acquisitions of ZETCON and Morrison Hershfield in Q1 2024 for $431.3 million. Cash used to purchase property and equipment and intangible assets of $16.1 million was also lower compared to $20.5 million in Q1 2024. Partly offsetting these decreases were net purchases of investments held for self-insured liabilities of $6.9 million compared to net proceeds of $41.5 million in the comparative period.

Cash Flows (Used In) From Financing Activities
Cash flows used in financing activities were $53.8 million, a $262.2 million decrease in cash inflows compared to Q1 2024. The decrease was driven by lower draws on our revolving credit facility of $215.5 million, higher repayments of notes payable and other financing obligations of $27.5 million, and higher lease payments of $12.5 million.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA ratio (actual trailing twelve months) of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Mar 31, 2025	Dec 31, 2024
Current and non-current portion of long-term debt	1,407.3	1,383.5
Less: cash and cash equivalents	(254.0)	(228.5)
Bank indebtedness	17.6	17.1
Net debt	1,170.9	1,172.1
Shareholders' equity	3,039.3	2,945.1
Total capital managed	4,210.2	4,117.2
Trailing twelve months adjusted EBITDA (note)	1,020.7	980.3
Net debt to adjusted EBITDA ratio (note)	1.1	1.2
note: See the Definitions section for our discussion of non-IFRS measures used.

At March 31, 2025, our net debt to adjusted EBITDA ratio was 1.1x, remaining within our stated internal guideline and slightly lower compared to December 31, 2024.

Our credit facilities include:
•senior unsecured notes of $550 million
•syndicated senior unsecured credit facilities of $1.1 billion, structured as a sustainability-linked loan, consisting of a revolving credit facility in the maximum of $800 million and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature), and an unsecured bilateral term credit facility of $100 million
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior unsecured credit facilities, and unsecured bilateral term credit facility. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At March 31, 2025, $508.7 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended March 31, 2025.

Management’s Discussion and Analysis March 31, 2025	M-15	Stantec Inc.

Shareholders’ Equity
Shareholders’ equity increased $94.2 million from December 31, 2024. The increase in shareholders' equity was mainly due to net income of $100.1 million earned in the first quarter of 2025 and other comprehensive income of $19.8 million, primarily related to exchange differences on translation of our foreign subsidiaries. These increases were partly offset by dividends declared of $25.7 million.

Our Normal Course Issuer Bid (NCIB) on the TSX was renewed on December 11, 2024, enabling us to repurchase up to 2,281,339 of our common shares during the period of December 13, 2024 to December 12, 2025. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

Other
Outstanding Share Data
Common shares outstanding were 114,066,995 at March 31, 2025 and May 14, 2025. No shares were repurchased from April 1, 2025 to May 14, 2025 under our NCIB or our Automatic Share Purchase Plan.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2024 Annual Report (incorporated here by reference). Management believes sufficient liquidity is available to meet our contractual obligations as at March 31, 2025.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2024 Annual Report (incorporated here by reference).

Financial Instruments and Market Risk
At March 31, 2025, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2024 Annual Report (incorporated here by reference).

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 32 of our audited consolidated financial statements for the year ended December 31, 2024 (included in our 2024 Annual Report and incorporated here by reference). At March 31, 2025, the nature and extent of these transactions were not materially different from those disclosed in the 2024 Annual Report.

Critical Accounting Developments, Estimates, and Measures
Recent Accounting Pronouncement
Certain amendments disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2025 (incorporated here by reference) had an effective date of January 1, 2025, but did not have a material impact on the consolidated financial statements or accounting policies for the quarter ended March 31, 2025.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 6 of our 2024 audited consolidated financial statements and note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2025 (both incorporated here by reference). We are currently considering the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements.

Management’s Discussion and Analysis March 31, 2025	M-16	Stantec Inc.

Change in Accounting Policy
In April 2024, the IFRS Interpretations Committee (IFRIC) issued an agenda decision on Payments Contingent on Continued Employment during Handover Periods (IFRS 3 Business Combinations). IFRS 3 requires contingent payments (including deferred payments) to employees or selling shareholders to be treated as contingent consideration in a business combination or as separate transactions, depending on the nature of the payments. The agenda decision provided clarification on how automatic forfeiture should be applied to payments in a business combination which may be contingent on the sellers' continued employment.

Historically we issued notes payable as purchase consideration that were contingent on selling shareholders complying with the terms of the acquisition agreement. Effective September 30, 2024, we performed a reassessment of our historical acquisitions, based on the IFRIC clarification, and revised the accounting for certain historical notes payable from purchase consideration to compensation for post-combination services. We have also changed the terms used in recent acquisition agreements to clarify that adjustments to the notes payable are not contingent on continued employment but adjusted based on factors relevant to the performance of the business. The reassessment was applied as a change in accounting policy, retrospectively to all prior periods presented. The impacts on our consolidated financial statements are disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter ended March 31, 2025 (incorporated herein by reference).

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates in Q1 2025 from those described in our 2024 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2024 audited consolidated financial statements (incorporated here by reference).

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-5.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making

Management’s Discussion and Analysis March 31, 2025	M-17	Stantec Inc.

when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the diluted weighted average number of shares outstanding.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-15.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliation of Non-IFRS Financial Measure on page M-19.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard financial measures.

Management’s Discussion and Analysis March 31, 2025	M-18	Stantec Inc.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-15.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Mar 31,
(In millions of Canadian dollars)	2025	2024
Net cash flows from operating activities (note 1)	100.7	42.7
Less: capital expenditures (property and equipment and intangible assets)	(16.1)	(20.5)
Less: net lease payments	(33.7)	(21.2)
Free cash flow (note 1 and 2)	50.9	1.0
note 1: Net cash flows from operating activities and free cash flow for the quarter ended March 31, 2024 have been retrospectively revised for the change in accounting policy related to the treatment of deferred payments from our historical acquisitions. Refer to the Critical Accounting Developments, Estimates, and Measurements section for further details.
note 2: See the Definitions section for a discussion of free cash flow, a non-IFRS measure.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the quarter ended March 31, 2025, there has been no significant change in our risk factors from those described in our 2024 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis March 31, 2025	M-19	Stantec Inc.

Subsequent Events
Page
On April 2, 2025, we entered into a definitive purchase agreement to acquire all the issued and outstanding membership interest of Page. The acquisition is expected to close upon receipt of required regulatory approvals. Page is a 1,400-person architecture and engineering firm headquartered in Washington, DC serving the advanced manufacturing, healthcare, mission critical, academic, civic, aviation, science and technology, and commercial markets. This acquisition will primarily strengthen our Buildings operations in the United States cash generating unit (CGU).

Ryan Hanley
On April 8, 2025, we acquired all the issued and outstanding shares of Kallan Sustainable Holdings Limited and Ryan Hanley Limited (collectively Ryan Hanley). Ryan Hanley is a 150-person engineering and environmental consultancy with locations across Ireland. This acquisition will strengthen our Water operations in the Global group of CGUs.

Dividends
On May 14, 2025, our Board of Directors declared a dividend of $0.225 per share, payable on July 15, 2025, to shareholders of record on June 30, 2025.

Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements or forward-looking information within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws (forward-looking statements). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future and may not be appropriate for other purposes.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2025 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or our outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:
•Our expectations in our Outlook section to address our targets and expectations for 2025:
◦Our belief that global trends continue to drive strong demand for our services, and our diversification of services across sectors and geographies creates resiliency within our operations;
◦Net revenue growth of 7% to 10%, with organic net revenue growth in the mid- to high-single digits;
◦Organic growth in Canada, the US, and Global regions in the mid- to high- single digits;
◦Adjusted EBITDA margin in the range of 16.7% to 17.3%, reflecting strong project margins driven by solid project execution and continued discipline and enhanced strategies in the management of administration and marketing costs. These strategies include expanding the use of our high value centers, optimizing digital strategies, and increased efficiencies from improving scale in certain geographies;
◦Adjusted EBITDA margin in Q2 and Q3 2025 is expected to be near or above the high end of this range because of increased seasonal activities in the northern hemisphere, offset by lower expected margins in Q4 of 2025 due to seasonal effects.
◦Adjusted net income as a percentage of net revenue above 8.8%;
◦Adjusted EPS growth in the range of 16% to 19%;
◦Adjusted ROIC expected to be above 12%;
•Our belief that public infrastructure spending; private investment; increased project work in water security and transportation; the urgent challenges to tackle climate change and resource security; Smart(ER) cities;

Management’s Discussion and Analysis March 31, 2025	M-20	Stantec Inc.

and buildings, including hospitals, data centers, and other mission critical facilities, to meet civic, healthcare, residential and industrial markets, are key growth drivers;
•Our expectation that UK backlog will begin increasing in Q2 2025 as we transition from the AMP7 cycle to AMP8.
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section; and
•Our expectations in the Critical Accounting Estimates, Developments and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2025, there has been no significant change in our risk factors from those described in our 2024 Annual Report (incorporated here by reference).

Assumptions
In determining our forward-looking statements, we consider material factors, including assumptions about the performance of Canadian, US, and various international economies and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2025 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2024 Annual Report (incorporated here by reference). The following information updates and therefore supersedes those assumptions.
•Our March 2025 outlook forecast assumed an average value for the US dollar of $1.41, GBP of $1.80, and AU of $0.90, which is consistent with the forecast provided in the 2024 Annual Report, with the exception of GBP which has been revised from $1.73.
•As of March 2025 Canada's 2025 GDP growth is projected to see a growth rate of 1.2% compared to 1.8% at December 2024, the US is projected to see a growth rate of 1.7% compared to 1.9% at December 2024, and the UK is projected to see a growth rate of 1.1% compared to 1.6% at December 2024. Australia's 2025 GDP growth is projected to remain consistent with the rate forecasted in December 2024 of 2.2%.
•New housing construction in Canada decreased 9% over the first quarter of 2025, which was consistent with the December 2024 forecast. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2025 was expected to be 1.37 million as of December 2024. This has since been revised to 1.38 million at March 2025.
•The American Institute of Architects ABI (architectural billing index) was 44.1 at March 2025 and remained consistent with the December 2024 index.
The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 14, 2025, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2025, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis March 31, 2025	M-21	Stantec Inc.